# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BIOTRICITY INC., CIK 0001630113
CUSIP: 09074H203
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 203 Redwood Shores Parkway, Suite 600, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001769419

## Reporting persons
- Ionic Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 3,096,987; sole dispositive power 0; shared dispositive power 3,096,987; aggregate amount beneficially owned 3,096,987 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 7 to Statement on Schedule 13G (this ''Amendment No. 7''), such shares and percentage are based on 28,436,643 shares of the common stock, par value $0.001 per share, of the issuer (the ''Common Stock'') outstanding as of February 11, 2026, as disclosed in the issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2025, filed by the issuer with the U.S. Securities and Exchange Commission (''SEC'') on February 11, 2026 (the ''Form 10-Q''). Ownership consists of (i) 532,757 shares of Common Stock held by the reporting person and (ii) an aggregate of up to 2,564,230 shares of Common Stock (the ''Conversion Shares'') issuable upon conversion of shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the issuer (the ''Preferred Stock'') directly held by the reporting person, further conversions of which are subject to a 9.99% beneficial ownership limitation provision (the ''Blocker'') contained in the issuer's Amended Certificate of Designations of the Preferred Stock (the ''Certificate of Designations'').
- Ionic Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,096,987; sole dispositive power 0; shared dispositive power 3,096,987; aggregate amount beneficially owned 3,096,987 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 7, such shares and percentage are based on 28,436,643 shares of Common Stock outstanding as of February 11, 2026, as disclosed in the Form 10-Q. Ownership consists of (i) 532,757 shares of Common Stock indirectly held by the reporting person and (ii) an aggregate of up to 2,564,230 Conversion Shares issuable upon conversion of shares of Preferred Stock indirectly held by the reporting person, further conversions of which are subject to the Blocker contained in the Certificate of Designations.
- Brendan O'Neil: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,096,987; sole dispositive power 0; shared dispositive power 3,096,987; aggregate amount beneficially owned 3,096,987 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 7, such shares and percentage are based on 28,436,643 shares of Common Stock outstanding as of February 11, 2026, as disclosed in the Form 10-Q. Ownership consists of (i) 532,757 shares of Common Stock indirectly held by the reporting person and (ii) an aggregate of up to 2,564,230 Conversion Shares issuable upon conversion of shares of Preferred Stock indirectly held by the reporting person, further conversions of which are subject to the Blocker contained in the Certificate of Designations.
- Keith Coulston: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,096,987; sole dispositive power 0; shared dispositive power 3,096,987; aggregate amount beneficially owned 3,096,987 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 7, such shares and percentage are based on 28,436,643 shares of Common Stock outstanding as of February 11, 2026, as disclosed in the Registration Statement. Ownership consists of (i) 532,757 shares of Common Stock indirectly held by the reporting person and (ii) an aggregate of up to 2,564,230 Conversion Shares issuable upon conversion of shares of Preferred Stock indirectly held by the reporting person, further conversions of which are subject to the Blocker contained in the Certificate of Designations.

## Item 1. Issuer
Name of issuer: BIOTRICITY INC.
Address of issuer's principal executive offices: 203 Redwood Shores Parkway, Suite 600, Redwood City, California 94065

## Item 2. Person Filing
Name of person filing:
(i) Ionic Ventures LLC, a California limited liability company ("Ionic");

(ii) Ionic Management, LLC, a Delaware limited liability company ("Ionic Management");

(iii) Brendan O'Neil ("Mr. O'Neil"); and

(iv) Keith Coulston ("Mr. Coulston").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G filed by the Reporting Persons with the SEC on August 8, 2024 (the "Schedule 13G"), pursuant to which such Reporting Persons have agreed to file this Amendment No. 7 and all subsequent amendments to the Schedule 13G, Amendment No. 1 to the Schedule 13G, filed by the Reporting Persons with the SEC on November 14, 2024 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13G, filed by the Reporting Persons with the SEC on February 4, 2025 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13G, filed by the Reporting Persons with the SEC on May 15, 2025 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13G, filed by the Reporting Persons with the SEC on August 12, 2025 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13G, filed by the Reporting Persons with the SEC on November 14, 2025 ("Amendment No. 5"), and Amendment No. 6 to the Schedule 13G, filed by the Reporting Persons with the SEC on February 4, 2026 ("Amendment No. 6" and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, the "Amendments") jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 7 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 256, San Francisco, CA 94123.
Citizenship: Ionic is a limited liability company organized under the laws of the State of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. O'Neil and Mr. Coulston is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Amendment No. 7 amends and supplements the Schedule 13G, as amended and supplemented by the Amendments. The purpose of this Amendment No. 7 is to update the beneficial ownership information on the cover pages and in Item 4 in each of the Schedule 13G and the Amendments. The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 7 and is incorporated herein by reference for each such Reporting Person.

The ownership percentages reported are based on (i) 28,436,643 shares of Common Stock outstanding as of February 11, 2026, as disclosed in the Form 10-Q, and (ii) up to 2,564,230 shares of Common Stock issuable upon conversion of shares of the Preferred Stock held by Ionic, further conversions of which are subject to the 9.99% Blocker contained in the Certificate of Designations. Ionic holds (i) 532,757 shares of Common Stock and (ii) 335 shares of Preferred Stock. Pursuant to the terms of the Certificate of Designations, within sixty days of the last date of the period to which this Amendment No. 7 relates, up to an aggregate of $2,250,000 of such shares of Preferred Stock are convertible into up to 9,533,898 shares of Common Stock, based on an Alternate Conversion Price (as defined in the Certificate of Designations) of $0.236 per share as of March 31, 2026, of which 6,969,668 Conversion Shares are not deemed beneficially owned by Ionic as a result of the triggering of the 9.99% Blocker contained in the Certificate of Designations, which prohibits Ionic from converting its shares of Preferred Stock into Conversion Shares if, as a result of such conversion, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such conversion.

In addition, an aggregate of $1,100,000 of shares of Preferred Stock convertible into 4,661,016 Conversion Shares (based on an Alternate Conversion Price of $0.236 per share) are not deemed beneficially owned by Ionic as a result of the limitation imposed on the number of Conversion Notices (as defined in the Certificate of Designations) that may be delivered by Ionic within sixty days of March 31, 2026 based on the five-day Alternate Conversion Measuring Period (as defined in the Certificate of Designations).

Consequently, Ionic is the beneficial owner of 3,096,987 shares of Common Stock (the "Shares"). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O'Neil and Mr. Coulston, has shared power to vote and/or dispose of the Shares beneficially owned by Ionic and Ionic Management. Neither Mr. O'Neil nor Mr. Coulston directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O'Neil and Mr. Coulston may be deemed to beneficially own the Shares which are beneficially owned by each of Ionic and Ionic Management, and Ionic Management may be deemed to beneficially own the Shares which are beneficially owned by Ionic.
Percent of class:
(A) Ionic: 9.99 %

(B) Ionic Management: 9.99 %

(C) Mr. Coulston: 9.99 %

(D) Mr. O'Neil: 9.99 %
Sole power to vote or to direct the vote:
(A) Ionic: 0.00

(B) Ionic Management: 0.00

(C) Mr. Coulston: 0.00

(D) Mr. O'Neil: 0.00
Shared power to vote or to direct the vote:
(A) Ionic: 3,096,987.00

(B) Ionic Management: 3,096,987.00

(C) Mr. Coulston: 3,096,987.00

(D) Mr. O'Neil: 3,096,987.00
Sole power to dispose or to direct the disposition:
(A) Ionic: 0.00

(B) Ionic Management: 0.00

(C) Mr. Coulston: 0.00

(D) Mr. O'Neil: 0.00
Shared power to dispose or to direct the disposition:
(A) Ionic: 3,096,987.00

(B) Ionic Management: 3,096,987.00

(C) Mr. Coulston: 3,096,987.00

(D) Mr. O'Neil: 3,096,987.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ionic Ventures, LLC: /s/ Keith Coulston, Keith Coulston, Manager of Ionic Management, LLC, Manager of Ionic Ventures, LLC (05/12/2026)
- Ionic Management, LLC: /s/ Keith Coulston, Keith Coulston, Manager (05/12/2026)
- Brendan O'Neil: /s/ Brendan O'Neil, Brendan O'Neil (05/12/2026)
- Keith Coulston: /s/ Keith Coulston, Keith Coulston (05/12/2026)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated August 8, 2024 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on August 8, 2024).